UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             O'SULLIVAN CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    688605104
                                 (CUSIP Number)


                              See Preliminary Note
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 688605104

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John C.O. Bryant

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [    ]
                                                                    (b) [    ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


          ----------------------------------------------------------------------
   4      CITIZEN OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 809,239

        NUMBER OF
                            ----------------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY                  -- 0 --
                            ----------------------------------------------------

      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                809,239
                            ----------------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                      -- 0 --
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        809,239
--------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not Applicable
--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW 9

            5.1%
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Preliminary Note: The event that requires filing of this schedule was a repurchase of Common Stock ("Common Stock") by the issuer, which caused the percentage of Common Stock owned by Mr. Bryant to exceed five percent (5%) of the outstanding shares of Common Stock. According to information provided by the issuer and in the issuer's public filings, this repurchase occurred in May 1996.


ITEM 1.       (a)   Name of Issuer:

                    O'Sullivan Corporation

              (b)   Address of Issuer's Principal Executive Offices:

                    1944 Valley Avenue
                    P.O. Box 3510
                    Winchester, VA  22601

ITEM 2.       (a)   Name of Person Filing:

                    John C.O. Bryant

              (b)   Address of Principal Business Office:

                    The following is the address of the principal business office of each of the filing persons:

                    Atlantic Computing Services
                    8639 Phoenix Drive
                    Manassas, VA  20110

              (c)   Citizenship:

                    United States

              (d)   Title of Class of Securities:

                    Common Stock, par value $1.00 per share

              (e)   CUSIP Number:

                    688605104


ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable.


ITEM 4.       Ownership

              (a) As of the date hereof, Mr. Bryant beneficially owned an aggregate of 809,239 shares of Common Stock, of O'Sullivan Corporation.
              (b) As of the date hereof, Mr. Bryant's stock ownership represented 5.1% of the total outstanding number of shares of Common Stock.
              (c) The number of shares as to which Mr. Bryant has: (i) Sole power to vote or to direct the vote is 809,239; (ii) Shared power to vote or to direct the vote is -0-; (iii) Sole power to disposed or to direct the disposition of is 809,239; and
                    (iv) Shared power to dispose or to direct the disposition of is -0-.

ITEM 5.       Ownership of Five Percent or Less of a Class

              Not applicable.


ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.


ITEM 8.       Identification and Classification of Members of the Group

              Not applicable.


ITEM 9.       Notice of Dissolution of Group

              Not applicable.


ITEM 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 15, 1998



                                               /s/John C.O. Bryant
                                             ----------------------
                                                 John C.O. Bryant